UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD AND SILVER CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69924P102

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Statement on Schedule 13D dated and filed March 23, 2009, as amended by Amendment No. 1 dated and filed May 28, 2009, Amendment No. 2 dated and filed July 21, 2009, Amendment No. 3 dated and filed August 6, 2009 and Amendment No. 4 dated and filed August 6, 2009 (as so amended, the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 5. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:

The Filing Persons acquired the Units (comprising the Common Shares reported in this Schedule 13D and warrants to purchase Common Shares) for investment, and in the ordinary course of business, and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer, except as otherwise set forth in this Statement.

In connection with the investment, the Issuer and FCMI entered into a subscription agreement, dated as of March 12, 2009 (the “Subscription Agreement”) pursuant to which FCMI acquired 12,000,000 units of securities of the Issuer (the “Units”) for a price per unit of CDN$0.75. Each Unit comprises one Common Share and one non-transferable common share purchase warrant (the “Warrant”) of the Issuer. Each Warrant entitles the holder to purchase one common share of the Issuer (a “Warrant Share”) at an exercise price of CDN$1.05 and is exercisable at any time and from time to time until 48 months following the Closing Date. The Subscription Agreement contains, among other provisions, certain representations and warranties by the parties customarily included in agreements of this type, including, representations and warranties by FCMI as to its non-U.S. status made to support the Issuer’s offer and sale of the Units to FCMI without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”) in an “offshore transaction” within the meaning of Regulation S under the 1933 Act, as well as representations and warranties with respect to certain Canadian securities law matters. The Issuer made certain representations and warranties with respect to, among other matters, its business, the accuracy in all material respects of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission since June 30, 2008 and the fair representation in all material respects of the Issuer’s financial condition and results of operations as included in the foregoing filings. The Issuer also represented to FCMI that the Issuer’s Board of Directors had approved the sale and issuance to FCMI of the securities comprising the Units and FCMI’s becoming an “interested stockholder” within the meaning of Section 203 of the Delaware General Corporation Law. The representations and warranties of the parties survive the closing under the Subscription Agreement.

At the closing under the Subscription Agreement, in addition to issuing the Units to FCMI, the Issuer and FCMI entered into a registration rights agreement, dated March 19, 2009 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, FCMI has the right to require the Issuer to register for resale under the 1933 Act at any time and from time to time, commencing six months after the Closing Date, the Common Shares acquired at the Closing and the Warrant Shares. FCMI may require that the Issuer file a registration statement to register the Common Shares and the Warrant Shares provided that the aggregate gross proceeds of the shares to be registered are anticipated to exceed CDN$5,000,000. There is no limit on the number of registrations that FCMI may request, but it may not request the Issuer to effect more than one registration in any 12-month period. FCMI may request that the registration be effected as an underwritten offering, but the determination whether to effect an underwriting is at the discretion of the Issuer. Registration shall be effected on Form S-3 if available to the Issuer or on such other form that the Issuer shall be eligible to use. Subject to certain limitations, FCMI also has the right to require the Issuer to include the Common Shares and the Warrant Shares in registration statements filed by the Issuer with respect to securities offerings (including underwritten offerings) effected by the Issuer for itself or for any other holders of its Common Shares. The Registration Rights Agreements requires the Issuer to take appropriate actions with respect to the filing and maintenance of the effectiveness of registration statements filed by the Issuer and provides for certain rights of indemnification and contribution, in each case on terms that FCMI believes are customarily included in such agreements.

Pursuant to a side letter agreement, dated March 19, 2009, delivered by the Issuer to FCMI at the closing under the Subscription Agreement (the “Side Letter Agreement”), the Issuer agreed to take all actions necessary, including requesting resignations from incumbent members of the Issuer’s Board of Directors or, if that is not feasible, increasing the size of the Board of Directors, if necessary, to appoint two persons nominated by FCMI as directors of the Issuer. FCMI’s designees were appointed to the Issuer’s Board of Directors on the Closing Date. So long as FCMI beneficially owns, in the aggregate, at least 20% of the outstanding shares of Common Shares (determined in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended) at each meeting of the stockholders of the Issuer at which directors are to be elected, the Issuer will be required to nominate and recommend to its stockholders the election of two designees of FCMI to the Issuer’s Board of Directors. If FCMI’s beneficial ownership of the Common Shares (determined as aforesaid) is less than 20%, but more than 10%, the Issuer will be required to nominate and recommend to its stockholders the election of one designee of FCMI to the Issuer’s Board of Directors and if FCMI’s beneficial ownership is less than 10%, the Issuer will no longer be required to nominate or recommend any designee of FCMI to the Issuer’s Board of Directors.

As part of the Filing Persons’ continuing evaluation of, and preservation of the value of, FCMI’s investment in the Common Shares, the Warrants and the Warrant Shares (if applicable), the Filing Persons may engage in discussions with and submit inquiries to and may respond to inquiries from, various persons, including, without limitation, the Issuer’s Board of Directors, management, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Filing Persons’ investment in the Issuer’s securities, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Issuer’s Board of Directors, the market prices of the Common Shares and of Klondex common shares, other investment opportunities available to the Filing Persons, conditions in the securities markets and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Common Shares of the Issuer through open market purchases, exercise of the Warrants, acquisition of Klondex securities, or otherwise, dispose of some or all of their Common Shares of the Issuer or cause affiliates to dispose of some or all of their Common Shares of the Issuer, and/or continue to hold the Common Shares of the Issuer. As previously disclosed in the Filing Persons’ Schedule 13D (Amendment No. 4), FCMI has also agreed that, subject to the negotiation of definitive terms and conditions and related definitive documentation, it will provide at least CDN$ 5 million and up to a maximum of CDN $15 million to fund future development projects, including the Issuer’s San Miguel (Mexico) Project and, upon completion of Klondex Acquisition, Klondex’s Fire Creek (Nevada) Project. The parties have not yet conducted any negotiations regarding the terms and conditions for any such financing.

Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The descriptions of the Subscription Agreement, the Registration Rights Agreement, the Warrant, and the Side Letter Agreement in this Item 4 are qualified in their entirety by reference to the full text of these agreements, which are filed as exhibits to the Filing Persons’ Schedule 13D, as amended and are incorporated herein by reference.

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2009
FCMI FINANCIAL CORPORATION

	By:	/s/ Henry Fenig
	Name:	Henry Fenig
	Title:	Executive Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg